EXHIBIT 20.1
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                         BANYAN STRATEGIC REALTY TRUST

Dear Shareholder:

We are pleased to announce a newly improved Amended and Restated Distribution Reinvestment and Share Purchase Plan (the "Plan") for Banyan Strategic Realty Trust ("Banyan") shareholders. Approximately thirty-three percent of our shareholders participate in the existing Plan, which enables shareholders to increase their ownership by reinvesting cash distributions, without any brokerage commissions or service fees.

The enclosed Prospectus describing the Plan should be carefully reviewed. Also enclosed are an Enrollment Authorization Form to complete should you decide to participate, together with an Authorization Form for Automatic Deductions and a Voluntary Cash Investment Form.

The Plan has been improved to make it even more attractive to shareholders.

Although the enclosed Prospectus fully explains the new Plan, the key features are:

 .     Banyan will pay all brokerage commissions and service charges associated with Share purchases pursuant to the Plan.

 .     Shareholders of record may elect to reinvest all or part of their cash. Distributions will be used to purchase additional shares (AT A DISCOUNT FROM PREVAILING MARKET PRICES).

 .     Upon enrollment in the Plan, participants may make voluntary cash investments ranging from $5.00 per payment to $120,000 per calendar year. Under the new Plan, these voluntary cash investments may also be made through automatic monthly deductions from a checking or savings account at a U.S. bank or financial institution.

 .     Shareholders of record may also elect to participate in the Plan by making voluntary cash investments, while continuing to receive cash distributions on shares held in certificate form.

 .     A safekeeping service which allows you to deposit, with First Chicago
Trust Company of New York, Share certificates, relieving you of responsibility for loss or theft of the certificates. There is no charge to you for this custodial service.

 .     Participation in the Plan is voluntary and you may join or withdraw at any time.

IF YOU ARE NOT NOW A PARTICIPANT IN THE PLAN:

      To join the Plan, you need only complete and sign the enclosed Enrollment Authorization Form and mail it to First Chicago Trust Company of New York in the postage prepaid envelope provided, with or without any voluntary cash investment.

      If you wish to continue to receive your distributions in cash, do not return the Enrollment Authorization Form.

IF YOU ARE ALREADY A PARTICIPANT IN THE PLAN:

      No action is required on your part to continue to participate as you have in the past. You may simply take advantage of the improved Plan at your discretion.

We hope you will find the improved Plan to be more flexible and convenient.

Sincerely,

Leonard G. Levine
President

April ___, 1997